Exhibit 99.2

REPORT TO THE SHAREHOLDERS
Second Quarter Fiscal 2011

Consolidated sales for the three-month period ended March 26, 2011, were $452 million, as compared to $476 million in the comparable period of the prior year. The Company generated net earnings of $7 million or $0.07 per share in the March 2011 quarter compared to nil net earnings in the March 2010 quarter. Operating earnings before depreciation, amortization and other specific or non-recurring items (EBITDA) was $33 million for the three-month period ended March 26, 2011, as compared to EBITDA of $32 million a year ago and EBITDA of $11 million in the prior quarter.

Business Segment Results

The Forest Products segment generated negative EBITDA of $9 million on sales of $124 million. This compares to negative EBITDA of $11 million on sales of $113 million in the prior quarter. Demand for SPF lumber remained relatively weak with shipments equal to 57% of capacity, as compared to 54% in the prior quarter. US $ reference prices for random lumber increased by approximately US $30 per mbf on average while stud lumber increased by US $31 per mbf. Currency partially offset the US $ price increase as the Canadian dollar averaged US $1.014, a 2.8% increase from US $0.986 in the prior quarter. As well, the product mix was not as favourable as in the prior quarter. The net price effect was an increase in EBITDA of $3 million or $13 per mbf. Mill level costs were relatively unchanged. During the March quarter, the Company incurred $4 million of lumber export taxes, up from $3 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the March quarter, the Company incurred a tax of 15% on both Western and Eastern lumber shipments.

The Dissolving and Chemical Pulp segment generated EBITDA of $44 million on sales of $177 million for the quarter ended March 26, 2011, compared to EBITDA of $19 million on sales of $148 million in the prior quarter. Sales increased by $29 million as a result of increased shipments and higher dissolving pulp prices. During the most recent quarter, pulp shipments were equal to 93% of capacity, as compared to 79% in the prior quarter. US $ reference prices for chemical pulp increased over the prior quarter. However, when combined with the stronger Canadian dollar, the net effect was a decrease of $15 per tonne, reducing EBITDA by $1 million. Dissolving pulp prices increased by $149 per tonne, increasing EBITDA by $10 million. A significant portion of the Company’s specialty dissolving pulp contracts provide for price renegotiation at the beginning of the calendar year and favourable market conditions led to an increase in contract selling prices. Mill level costs at the Tartas, France dissolving pulp mill decreased by $11 million as the prior quarter had seen higher costs due to the planned annual maintenance shutdown combined with reduced productivity associated with an equipment failure that occurred after the shutdown. The equipment was repaired in late December and the mill subsequently returned to normal production levels. Inventories were at 19 days of supply at the end of March 2011, as compared to 20 days at the end of December 2010.

The High-Yield Pulp segment generated EBITDA of $1 million on sales of $102 million for the quarter ended March 26, 2011, compared to EBITDA of $7 million on sales of $107 million in the prior quarter. Sales decreased by $5 million as a result of lower selling prices. During the most recent quarter, shipments were equal to 89% of capacity, as compared to 90% in the prior quarter. US $ reference prices decreased over the prior quarter. Combined with the negative currency impact, prices declined by $22 per tonne, reducing EBITDA by $4 million. Costs increased by $2 million. Inventories were at 29 days of supply at the end of March 2011, as compared to 27 days at the end of December 2010.

The Paper segment generated EBITDA of $9 million on sales of $83 million. This compares to EBITDA of $4 million on sales of $87 million in the prior quarter. Lower shipments of coated bleached board and newsprint led to the decline in sales. Coated bleached board shipments were equal to 85% of capacity compared to 91% in the prior quarter. The decrease was primarily due to timing of shipments as demand remained strong. During the most recent quarter, newsprint shipments were equal to 69% of capacity, unchanged from the prior quarter. As a result of the continued weak demand for newsprint, the Company continued with production curtailments. The US $ reference price for coated bleached board and newsprint were unchanged from the prior quarter. After allowing for the currency impact, the net effect was a reduction of $1 million in EBITDA. Mill level costs declined by $5 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity rates as new industrial user rates were introduced in Ontario at the beginning of the calendar year.

- i -

Outlook

As anticipated, the March 2011 quarterly results were a significant improvement over the prior quarter. The relative strength of the Canadian dollar versus the US dollar, which averaged above US $1.01, was the only significant negative item. The $25 million EBITDA increase in the Dissolving and Chemical Pulp segment was essentially as per forecast. With the major annual maintenance expenses completed in the prior quarter and anticipated favourable markets and prices, several strong quarters are expected. Forest Products benefited from higher US $ reference prices, but the seasonal improvement was not as strong as in prior years. As well, stud lumber prices and wider width grades continued to lag the 2x4 random lumber benchmark prices. Results for the segment will remain below acceptable levels until U.S. housing starts recover. The decline in High-Yield Pulp performance was predictable as this market is seeing more challenging conditions than softwood kraft pulp or eucalyptus pulp. A recent large capacity addition has impacted pricing, but it is expected to be absorbed into the market over the next few quarters. Once this occurs, the gap between high-yield pulp pricing and other paper pulps should narrow. The improvement in Paper segment results was largely cost driven. The Company had commented publicly in the past regarding the more competitive industrial electricity rates being implemented in the province of Ontario and the positive impact on the Kapuskasing, Ontario, newsprint operation. While coated bleached board markets are strong, conditions for newsprint will remain challenging. The corporate expenses included a charge of $6 million for share-based compensation, as the value of the Company’s common shares continued to appreciate during the quarter.

/s/ James Lopez
James Lopez
President & C.E.O.

- ii -

Management’s Discussion and Analysis
for the quarter ended March 26, 2011

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its second fiscal quarter ended March 26, 2011. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 26, 2011, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2010, included in the Company’s Financial Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at April 27, 2011, the date of filing in conjunction with the Company’s press release announcing its results for the second fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
		Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Sales	412	476	545	444	422	452	-	-
Freight and other deductions	49	56	70	59	57	62	-	-
Lumber export duties / taxes	2	3	3	2	3	4	-	-
Cost of sales	339	366	394	327	329	328	-	-
SG&A	18	18	17	20	18	19	-	-
Share-based compensation	-	1	1	-	4	6	-	-
EBITDA	4	32	60	36	11	33	-	-
Depreciation & amortization	15	15	14	12	12	11	-	-
Other items	(1)	15	(10)	9	3	6	-	-
Operating earnings (loss)	(10)	2	56	15	(4)	16	-	-
Interest, foreign exchange & other	13	13	15	10	13	9	-	-
Exchange loss (gain) on long-term debt	(16)	(11)	1	(1)	(6)	(5)	-	-
Pre-tax earnings (loss)	(7)	-	40	6	(11)	12	-	-
Income tax expense (recovery)	1	-	(20)	4	1	5	-	-
Non-controlling interest	1	-	1	-	-	-	-	-
Net earnings (loss)	(9)	-	59	2	(12)	7	-	-

CONSOLIDATED RESULTS

On May 7, 2010, the Company announced that its European subsidiary, Tembec SAS, had completed the sale of two kraft pulp mills located in Tarascon and Saint-Gaudens, France. The purchaser paid the equivalent of $86 million in cash including preliminary working capital adjustments and assumed $41 million of debt, for total consideration of $127 million. As a result of the sale, the Company recorded a pre-tax gain of $12 million in the June 2010 financial results.

On September 2, 2010, the Company announced the permanent closure of its Pine Falls, Manitoba, newsprint mill. As a result, a charge of $7 million was recorded in the September 2010 financial results.

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $3 million was recorded in the March 2011 financial results.

BUSINESS SEGMENTS

During the December 2010 quarter, the Company reorganized its internal reporting structure. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of Chemicals sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. Comparative prior period segment information has been restated to conform with the new segment presentation.

The following summarizes the annual operating levels of each facility for the two new reporting segments:

Dissolving and Chemical Pulp	Tonnes
Softwood kraft - Skookumchuck, BC	270,000
Dissolving and specialty cellulose - Temiscaming, QC	160,000
Dissolving and specialty cellulose - Tartas, France	150,000
310,000

High-Yield Pulp
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000
805,000

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	December	March	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	113	124	11	3	8
Dissolving and Chemical Pulp	148	177	29	11	18
High-Yield Pulp	107	102	(5)	(4)	(1)
Paper	87	83	(4)	(1)	(3)
Corporate	1	2	1	-	1
	456	488	32	9	23
Less: Intersegment Sales	(34)	(36)	(2)
Sales	422	452	30

Sales increased by $30 million as compared to the prior quarter. Currency had a negative effect on pricing as the Canadian dollar averaged US $1.014, a 2.8% increase from US $0.986 in the prior quarter. Forest Products segment sales increased by $11 million on higher SPF lumber prices and volumes. Dissolving and Chemical Pulp segment sales increased by $29 million with higher shipments and selling prices. High-Yield Pulp segment sales declined by $5 million as prices decreased. Paper segment sales declined by $4 million primarily due to lower shipments.

EBITDA
$ millions	December	March	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	(11)	(9)	2	3	(1)
Dissolving and Chemical Pulp	19	44	25	11	14
High-Yield Pulp	7	1	(6)	(4)	(2)
Paper	4	9	5	(1)	6
Corporate	(8)	(12)	(4)	-	(4)
	11	33	22	9	13

EBITDA increased by $22 million as compared to the prior quarter. The Forest Products segment EBITDA improved by $2 million as the segment experienced higher prices. Dissolving and Chemical Pulp segment EBITDA increased by $25 million due to higher prices and lower costs. High-Yield Pulp segment EBITDA declined by $6 million as prices declined and costs increased. The paper segment EBITDA increased by $5 million as manufacturing costs declined. Corporate expenses for the current quarter include a charge of $6 million relating to share-based compensation. The prior quarter had absorbed a charge of $4 million for share-based compensation.

OPERATING EARNINGS (LOSS)
$ millions	December	March	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	(15)	(16)	(1)	2	1	(4)
Dissolving and Chemical Pulp	14	40	26	25	1	-
High-Yield Pulp	5	(2)	(7)	(6)	(1)	-
Paper	3	8	5	5	-	-
Corporate	(11)	(14)	(3)	(4)	-	1
	(4)	16	20	22	1	(3)

The Company generated operating earnings of $16 million compared to an operating loss of $4 million in the prior quarter. The improvement was due to the previously noted increase in EBITDA. Forest Products “other items” included a current quarter charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also included a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C.

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December	March
	2010	2011	Variance
Financial ($ millions)
Sales (1)	113	124	11

EBITDA	(11)	(9)	2
Depreciation and amortization	4	3	1
Other items	-	4	(4)
Operating loss	(15)	(16)	(1)

Shipments
SPF lumber (mmbf)	218	230	12

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	269	297	28
KD #2 & better delivered G.L. (US $ per mbf)	350	383	33
KD stud delivered G.L. (US $ per mbf)	296	327	31
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $9 million on sales of $124 million. This compares to negative EBITDA of $11 million on sales of $113 million in the prior quarter. Demand for SPF lumber remained relatively weak with shipments equal to 57% of capacity, as compared to 54% in the prior quarter. US $ reference prices for random lumber increased by approximately US $30 per mbf on average while stud lumber increased by US $31 per mbf. Currency partially offset the US $ price increase as the Canadian dollar averaged US $1.014, a 2.8% increase from US $0.986 in the prior quarter. As well, the product mix was not as favourable as in the prior quarter. The net price effect was an increase in EBITDA of $3 million or $13 per mbf. Mill level costs were relatively unchanged. During the March quarter, the Company incurred $4 million of lumber export taxes, up from $3 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the March quarter, the Company incurred a tax of 15% on both Western and Eastern lumber shipments. In January 2011, the U.S. triggered the arbitration provision of the SLA by delivering a Request for Arbitration. The U.S. claims that the province of British Columbia (B.C.) has not applied the timber pricing system as required by the agreement. The U.S. also claims that B.C. has made additional changes to the timber pricing system, which contributed to the under pricing of timber. The claim focuses on the substantial increases in Grade 4 log volumes commencing in 2007. It also alleged that the failure to apply the market pricing system incorrectly reduced the prices of Grade 1 and Grade 2 sawlogs. As the arbitration is a state-to-state international dispute under the SLA, Canada is preparing a defence to the claim with the assistance of B.C. and B.C. industry. It is not possible at this time to predict the outcome or the impact of the claim.

The Forest Products segment generated an operating loss of $16 million as compared to an operating loss of $15 million in the prior quarter. The previously noted improvement in EBITDA was offset by a $3 million charge relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. The current quarter also absorbed a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C.

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	December	March
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	125	154	29
Sales - Chemicals	23	23	-
	148	177	29

EBITDA	19	44	25
Depreciation and amortization	5	4	1
Operating earnings	14	40	26

Shipments
Dissolving pulp (000's tonnes)	62	67	5
Chemical pulp (000's tonnes)	49	67	18
Internal (000's tonnes)	4	1	(3)
Total	115	135	20

Reference Prices
NBSK - delivered China (US $ per tonne)	830	863	33
NBSK - delivered U.S. (US $ per tonne)	967	970	3
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $44 million on sales of $177 million for the quarter ended March 26, 2011, compared to EBITDA of $19 million on sales of $148 million in the prior quarter. Sales increased by $29 million as a result of increased shipments and higher dissolving pulp prices. During the most recent quarter, pulp shipments were equal to 93% of capacity, as compared to 79% in the prior quarter. During the March quarter, the Company incurred 3,300 tonnes of maintenance downtime. This was less than in the prior quarter, which included 11,700 tonnes of maintenance downtime. US $ reference prices for chemical pulp increased over the prior quarter. However, currency was unfavourable as the Canadian dollar averaged US $1.014, a 2.8% increase from US $0.986 in the prior quarter. The net effect was a decrease of $15 per tonne, reducing EBITDA by $1 million. Dissolving pulp prices increased by $149 per tonne, increasing EBITDA by $10 million. A significant portion of the Company’s specialty dissolving pulp contracts provide for price renegotiation at the beginning of the calendar year and favourable market conditions led to an increase in contract selling prices. Mill level costs at the Tartas, France dissolving pulp mill decreased by $11 million as the prior quarter had seen higher costs due to the planned annual maintenance shutdown combined with reduced productivity associated with an equipment failure that occurred after the shutdown. The equipment was repaired in late December and the mill subsequently returned to normal production levels. Inventories were at 19 days of supply at the end of March 2011, as compared to 20 days at the end of December 2010.

The Dissolving and Chemical Pulp segment generated operating earnings of $40 million compared to operating earnings of $14 million in the prior quarter. The previously noted increase in EBITDA accounted for the increase in operating earnings.

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	December	March
	2010	2011	Variance
Financial ($ millions)
Sales (1)	107	102	(5)

EBITDA	7	1	(6)
Depreciation and amortization	2	3	(1)
Operating earnings (loss)	5	(2)	(7)

Shipments
External (000's tonnes)	168	165	(3)
Internal (000's tonnes)	14	14	-
Total	182	179	(3)

Reference Prices
BEK - delivered China (US $ per tonne)	757	730	(27)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated EBITDA of $1 million on sales of $102 million for the quarter ended March 26, 2011, compared to EBITDA of $7 million on sales of $107 million in the prior quarter. Sales decreased by $5 million as a result of lower selling prices. During the most recent quarter, shipments were equal to 89% of capacity, as compared to 90% in the prior quarter. The High-Yield Pulp segment absorbed 3,800 tonnes of maintenance downtime compared to 1,200 tonnes in the prior quarter. US $ reference prices decreased over the prior quarter. Currency was also unfavourable as the Canadian dollar averaged US $1.014, a 2.8% increase from US $0.986 in the prior quarter. The combined effect was a decrease of $22 per tonne, reducing EBITDA by $4 million. Costs increased by $2 million. Inventories were at 29 days of supply at the end of March 2011, as compared to 27 days at the end of December 2010.

The High-Yield Pulp segment generated an operating loss of $2 million compared to operating earnings of $5 million in the prior quarter. The previously noted decrease in EBITDA accounted for the decline in operating results.

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

SEGMENT RESULTS – PAPER

	December	March
	2010	2011	Variance
Financial ($ millions)
Sales	87	83	(4)

EBITDA	4	9	5
Depreciation and amortization	1	1	-
Other items	-	-	-
Operating earnings	3	8	5

Shipments
Coated Bleached Board (000's tonnes)	41	38	(3)
Newsprint (000's tonnes)	58	57	(1)
Total	99	95	(4)

Reference Prices
16 pt. Coated Bleached Board (US $ per short ton)	1,150	1,150	-
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated EBITDA of $9 million on sales of $83 million. This compares to EBITDA of $4 million on sales of $87 million in the prior quarter. Lower shipments of coated bleached board and newsprint led to the decline in sales. Coated bleached board shipments were equal to 85% of capacity compared to 91% in the prior quarter. The decrease was primarily due to timing of shipments as demand remained strong. During the most recent quarter, newsprint shipments were equal to 69% of capacity, unchanged from the prior quarter. As a result of the continued weak demand for newsprint, the Company continued with production curtailments. The Company incurred 22,800 tonnes of market related downtime at the newsprint mill and 500 tonnes of maintenance downtime. In the prior quarter, the Company incurred 22,800 tonnes of market related downtime and 1,800 tonnes of maintenance downtime. The US $ reference price for coated bleached board and newsprint were unchanged from the prior quarter. Currency was unfavourable as the Canadian dollar averaged US $1.014, a 2.8% increase from US $0.986 in the prior quarter. The net effect was a reduction of $1 million in EBITDA. Mill level costs declined by $5 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity rates as new industrial user rates were introduced in Ontario at the beginning of the calendar year.

The Paper segment generated operating earnings of $8 million, compared to operating earnings of $3 million in the prior quarter. The previously noted improvement in EBITDA generated the increase in operating earnings.

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

SEGMENT RESULTS – CORPORATE

	December	March
	2010	2011
Financial ($ millions)
General and administrative expenses	4	6
Share-based compensation	4	6
Other items	3	2
Operating expenses	11	14

The Company incurred $6 million of share-based compensation expense in the current quarter compared to $4 million in the prior quarter. The expense relates to two long-term incentive programs maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accretion in the number of units based on anticipated or normal vesting, but is also impacted by the change in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $6 million expense in the March 2011 quarter resulted from $2 million of accretion in the number of units and $4 million of share appreciation as the value of the Company’s common shares increased from $4.03 to $5.88 per share. The $4 million expense in the December 2010 quarter included $1 million of accretion in the number of units and $3 million of share appreciation as the value of the Company’s common shares increased from $2.01 to $4.03 per share.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to pension and healthcare benefits, legal costs, site security and custodial costs. These “legacy” costs totalled $2 million in the most recent quarter compared to $3 million in the prior quarter.

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	March
	2010	2011
Interest on long-term debt	8	8
Fees - new working capital facility	-	2
Foreign exchange items	5	(2)
Bank charges and other	-	1
	13	9

There were no significant interest variances quarter over quarter. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior quarter, losses are generated. This was also the case in the most recent quarter and the Company generated a loss of $1 million on its net monetary assets. However, this was more than offset by a $3 million gain on the translation of integrated foreign subsidiaries.

TRANSLATION OF FOREIGN DEBT

During the March 2011 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.994 to US $1.019. The Company recorded a loss of $1 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.320 to C $1.382.

During the December 2010 quarter, the Company recorded a gain of $5 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $0.994. The Company recorded a gain of $1 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.384 to C $1.320.

INCOME TAXES

During the March 2011 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes and non-controlling interest of $12 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 27.8% . The current quarter absorbed a $1 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these tax assets is “more likely than not” to occur.

During the December 2010 quarter, the Company recorded an income tax expense of $1 million on a loss before income taxes and non-controlling interest of $11 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The previous quarter absorbed a $4 million unfavourable change in valuation allowance.

MARCH 2011 QUARTER VS DECEMBER 2010 QUARTER

NET EARNINGS (LOSS)

The Company generated net earnings of $7 million or $0.07 per share for the quarter ended March 26, 2011. This compares to a net loss of $12 million or $0.12 per share for the quarter ended December 25, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	December 25, 2010		March 26, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with GAAP	(12)	(0.12)	7	0.07
Specific items (after-tax):
Gain on translation of foreign debt	(5)	(0.05)	(5)	(0.05)
Costs for permanently idled facilities	2	0.02	2	0.02
Taschereau sawmill closure charge	-	-	2	0.02
Cranbrook planer mill severance charge	-	-	1	0.01
Net earnings (loss) excluding specific items - not in accordance with GAAP	(15)	(0.15)	7	0.07

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	100	124	24	-	24
Dissolving and Chemical Pulp	235	177	(58)	19	(77)
High-Yield Pulp	94	102	8	(11)	19
Paper	77	83	6	5	1
Corporate	1	2	1	-	1
	507	488	(19)	13	(32)
Less: Intersegment Sales	(31)	(36)	(5)
Sales	476	452	(24)

Sales decreased by $24 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.014, a 5.6% increase from US $0.960 in the prior year quarter. Forest Products segment sales increased by $24 million as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $58 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales increased by $8 million due to higher shipments, partially offset by lower prices. Paper segment sales increased by $6 million due mainly to higher prices.

EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	(3)	(9)	(6)	-	(6)
Dissolving and Chemical Pulp	35	44	9	19	(10)
High-Yield Pulp	9	1	(8)	(11)	3
Paper	(5)	9	14	5	9
Corporate	(4)	(12)	(8)	-	(8)
	32	33	1	13	(12)

EBITDA improved by $1 million over the prior year quarter. Forest Products segment EBITDA declined by $6 million due to higher costs. Dissolving and Chemical Pulp segment EBITDA increased by $9 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA declined by $8 million due to lower prices. Paper segment EBITDA increased by $14 million on a combination of higher prices and lower costs. Corporate expenses for the current quarter include a charge of $6 million relating to share-based compensation. The charge for share-based compensation expense in the prior year quarter was $1 million.

OPERATING EARNINGS (LOSS)
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	(6)	(16)	(10)	(6)	1	(5)
Dissolving and Chemical Pulp	27	40	13	9	4	-
High-Yield Pulp	7	(2)	(9)	(8)	(1)	-
Paper	(6)	8	14	14	-	-
Corporate	(20)	(14)	6	(8)	-	14
	2	16	14	1	4	9

The Company generated operating earnings of $16 million compared to operating earnings of $2 million in the same quarter a year ago. The sale of two pulp mills in 2010 reduced current quarter depreciation expense by $4 million. The Forest Products “other items” included a current quarter charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also included a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C. The Corporate “other items” had absorbed a charge of $12 million in the prior year quarter relating to the write-down of notes receivable related to a balance of sale.

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales (1)	100	124	24

EBITDA	(3)	(9)	(6)
Depreciation and amortization	4	3	1
Other items	(1)	4	(5)
Operating loss	(6)	(16)	(10)

Shipments
SPF lumber (mmbf)	177	230	53

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	268	297	29
KD #2 & better delivered G.L. (US $ per mbf)	341	383	42
KD stud delivered G.L. (US $ per mbf)	336	327	(9)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $9 million on sales of $124 million. This compares to negative EBITDA of $3 million on sales of $100 million in the comparable quarter of the prior year. Higher volumes of SPF lumber caused the majority of the $24 million sales increase. Demand for SPF lumber remained relatively weak with shipments equal to 57% of capacity, as compared to 44% in the year ago quarter. US $ reference prices for random lumber increased by US $35 per mbf on average while the reference price for stud lumber was down US $9 per mbf. Currency was unfavourable as the Canadian dollar averaged US $1.014, a 5.6% increase from US $0.960 in the prior year quarter. As a net result, the average selling price of SPF lumber was unchanged from the year ago quarter. Cost of sales was higher. In the prior year quarter, the segment had benefited from a $4 million favourable adjustment to the carrying values of logs and lumber inventories as compare to $1 million in the most recent quarter. During the March 2011 quarter, the Company incurred $4 million of lumber export taxes, as compared to $3 million a year ago.

The Forest Products segment generated an operating loss of $16 million, as compared to an operating loss of $6 million in the prior year quarter. In addition to the previously noted decline in EBITDA, the current quarter absorbed a $3 million charge relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. A charge of $1 million relating to severance payments at the idled planer mill in Cranbrook, B.C., was also recorded. In the year ago quarter, a gain of $1 million on land sales had been realized.

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	212	154	(58)
Sales - Chemicals	23	23	-
	235	177	(58)

EBITDA	35	44	9
Depreciation and amortization	8	4	4
Operating earnings	27	40	13

Shipments
Dissolving and specialty pulp (000's tonnes)	76	67	(9)
Chemical pulp (000's tonnes)	164	67	(97)
Internal (000's tonnes)	1	1	-
Total	241	135	(106)

Reference Prices
NBSK - delivered China (US $ per tonne)	750	863	113
NBSK - delivered U.S. (US $ per tonne)	880	970	90
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $44 million on sales of $177 million. This compares to EBITDA of $35 million on sales of $235 million in the year ago quarter. The $58 million decrease in sales was caused by significantly lower shipments of chemical pulp. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. During the March 2010 quarter, these operations contributed $78 million to sales and generated EBITDA of $6 million. The two mills shipped 110,400 tonnes in the prior year quarter. During the most recent quarter, shipments were equal to 93% of capacity, as compared to 84% in the prior year quarter. During the March 2011 quarter, the Company incurred 3,300 tonnes of maintenance downtime, compared to 9,600 tonnes of maintenance downtime in the year ago quarter. US $ reference prices for chemical pulp increased from a year ago, but were impacted by a stronger Canadian dollar, which averaged US $1.014, a 5.6% increase over US $0.960 in the comparable quarter a year ago. The net price effect was an increase of $74 per tonne, increasing EBITDA by $5 million. Prices for dissolving pulp increased by $209 per tonne, increasing EBITDA by $14 million. Cost of production increased by $2 million.

The Dissolving and Chemical Pulp segment generated operating earnings of $40 million compared to operating earnings of $27 million in the comparable quarter of the prior year. The previously noted increase in EBITDA accounted for the majority of the improvement in operating earnings. The balance originates from a $4 million reduction in depreciation expense resulting from the sale of the two Kraft pulp mills in 2010.

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales (1)	94	102	8

EBITDA	9	1	(8)
Depreciation and amortization	2	3	(1)
Operating earnings (loss)	7	(2)	(9)

Shipments
External (000's tonnes)	138	165	27
Internal (000's tonnes)	15	14	(1)
Total	153	179	26

Reference Prices
BEK - delivered China (US $ per tonne)	700	730	30
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated EBITDA of $1 million on sales of $102 million. This compares to EBITDA of $9 million on sales of $94 million in the year ago quarter. The $8 million increase in sales was caused by significantly higher shipments, partially offset by lower prices. During the most recent quarter, shipments were equal to 89% of capacity, as compared to 76% in the prior year quarter. Pulp demand was up significantly from the year ago quarter. As a result, the Company incurred only 3,800 tonnes of maintenance downtime in the quarter. This compares to 11,600 tonnes of market related downtime in the comparable period a year ago. While US $ reference prices for bleached eucalyptus kraft (BEK) increased, the US $ prices for high-yield pulp declined. The current quarter pricing was also negatively impacted by a stronger Canadian dollar, which averaged US $1.014, a 5.6% increase from US $0.960 in the prior year quarter. The combined price effect was a decrease of $61 per tonne, decreasing EBITDA by $11 million. Manufacturing costs improved by $3 million due to the previously noted increase in productivity.

The High-Yield Pulp segment generated an operating loss of $2 million compared to operating earnings of $7 million in the comparable quarter of the prior year. The previously noted decrease in EBITDA accounted for the majority of the decline in operating results.

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

SEGMENT RESULTS – PAPER

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales	77	83	6

EBITDA	(5)	9	14
Depreciation and amortization	1	1	-
Operating earnings (loss)	(6)	8	14

Shipments
Coated bleached Board (000's tonnes)	37	38	1
Newsprint (000's tonnes)	57	57	-
Total	94	95	1

Reference Prices
16 pt. Coated Bleached Board
(US $ per short ton)	1,020	1,150	130
Newsprint - 48.8 gram East Coast
(US $ per tonne)	553	640	87

The Paper segment generated EBITDA of $9 million on sales of $83 million. This compares to negative EBITDA of $5 million on sales of $77 million in the same quarter a year ago. The $6 million increase in sales results primarily from higher newsprint prices. Coated bleached board shipments were equal to 85% of capacity compared to 83% in the prior year quarter. During the most recent quarter, newsprint shipments were equal to 69% of capacity, as compared to 44% in the prior year quarter. As a result of the very weak demand for newsprint, the Company continued with significant production curtailments. The Company incurred 22,800 tonnes of market related downtime at the newsprint mill in the most recent quarter and 500 tonnes of maintenance downtime. In the prior year period, the Company had incurred 22,800 tonnes of market downtime and 600 tonnes of maintenance related downtime. A further 45,500 tonnes of production were lost due to the indefinite closure of the Pine Falls, Manitoba, newsprint mill. The facility was permanently closed in September 2010. The US $ reference price for coated bleached board increased by US $130 per short ton. The US $ reference price for newsprint increased by US $87 per tonne. Currency partially offset the increases as the Canadian dollar averaged US $1.014, a 5.6% increase from US $0.960 in the prior year quarter. The net price effect was an increase in EBITDA of $5 million. A portion of the improvement in EBITDA also relates to the closure of the Pine Falls newsprint mill. The facility had negative EBITDA of $4 million in the prior year quarter. Manufacturing costs also declined by $5 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the calendar year.

The Paper segment generated operating earnings of $8 million compared to an operating loss of $6 million a year ago. The previously noted increase in EBITDA generated the improved operating results.

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

SEGMENT RESULTS – CORPORATE

	March	March
	2010	2011
Financial ($ millions)
General and administrative expenses	3	6
Share-based compensation	1	6
Other items	16	2
Operating expenses	20	14

The Company incurred $6 million of share-based compensation expense in the current quarter compared to $1 million in the year ago quarter. The expense relates to two long-term incentive program maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accretion in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $6 million expense in the March 2011 quarter resulted from $2 million of accretion in the number of units and $4 million of share appreciation as the value of the Company’s common shares increased from $4.03 to $5.88 per share. The $1 million expense in the prior year quarter was the result of share appreciation as the value of the Company’s common shares increased from $1.25 to $2.24 per share.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to pension and healthcare benefits, legal costs, site security and custodial costs. These “legacy” costs totalled $2 million in the most recent quarter compared to $4 million in the prior year quarter. The prior year quarter also included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the Company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims.

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2010	2011
Interest on long-term debt	7	8
Interest on short-term debt	1	-
Fees - new working capital facility	-	2
Foreign exchange items	4	(2)
Bank charges and other	1	1
	13	9

There were no significant interest variances. The major portion of the prior period interest on long-term debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year quarter and the current quarter, losses are generated. However, the loss of $1 million in the most recent quarter was offset by a $3 million gain on the translation of integrated foreign subsidiaries.

TRANSLATION OF FOREIGN DEBT

During the March 2011 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.994 to US $1.019. The Company recorded a loss of $1 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.320 to C $1.382.

During the March 2010 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.953 to US $0.974. The Company recorded a gain of $5 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.507 to C $1.377.

INCOME TAXES

During the March 2011 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes and non-controlling interest of $12 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 27.8% . The current quarter absorbed a $1 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During the March 2010 quarter, the Company recorded a nil tax expense on a nil net income. The income tax expense corresponded to the Company’s effective tax rate of 29.8% . However, there were several offsetting items to be noted. The non-taxable gain on consolidation of foreign integrated subsidiaries reduced the income tax expense by $4 million. Other permanent differences and changes in income tax rates increased the expense by $5 million.

MARCH 2011 QUARTER VS MARCH 2010 QUARTER

NET EARNINGS

The Company generated net earnings of $7 million or $0.07 per share for the quarter ended March 26, 2011, compared to nil net earnings for the quarter ended March 27, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 27, 2010		March 26, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings as reported - in accordance with GAAP	-	-	7	0.07
Specific items (after-tax):
Gain on translation of foreign debt	(10)	(0.10)	(5)	(0.05)
Write-down of notes receivable	10	0.10	-	-
Costs for permanently idled facilities	3	0.03	2	0.02
Taschereau sawmill closure charge	-	-	2	0.02
Cranbrook planer mill severance charge	-	-	1	0.01
Net earnings excluding specific items - not in accordance with GAAP	3	0.03	7	0.07

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	195	237	42	5	37
Dissolving and Chemical Pulp	446	325	(121)	30	(151)
High-Yield Pulp	156	209	53	(12)	65
Paper	156	170	14	8	6
Corporate	3	3	-	-	-
	956	944	(12)	31	(43)
Less: Intersegment Sales	(68)	(70)	(2)
Sales	888	874	(14)

Sales decreased by $14 million as compared to the same period a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.000, a 4.9% increase from US $0.953 in the prior year period. Forest Products segment sales increased by $42 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $121 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales increased by $53 million due to higher shipments, as lower prices partially offset the increase. Paper segment sales increased by $14 million due to higher prices and shipments.

EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	(11)	(20)	(9)	5	(14)
Dissolving and Chemical Pulp	50	63	13	30	(17)
High-Yield Pulp	13	8	(5)	(12)	7
Paper	(7)	13	20	8	12
Corporate	(9)	(20)	(11)	-	(11)
	36	44	8	31	(23)

EBITDA improved by $8 million over the prior year period. Forest Products segment EBITDA declined by $9 million due to higher costs, partially offset by higher prices. Dissolving and Chemical Pulp segment EBITDA increased by $13 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA decreased by $5 million due to lower prices, partially offset by lower costs. Paper segment EBITDA increased by $20 million on a combination of higher prices and lower costs. Corporate expenses for the current period include a charge of $10 million relating to share-based compensation. In the prior year six-month period, share-based compensation was $1 million.

OPERATING EARNINGS (LOSS)
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	(17)	(31)	(14)	(9)	1	(6)
Dissolving and Chemical Pulp	35	54	19	13	6	-
High-Yield Pulp	8	3	(5)	(5)	-	-
Paper	(9)	11	20	20	-	-
Corporate	(25)	(25)	-	(11)	-	11
	(8)	12	20	8	7	5

The Company generated operating earnings of $12 million compared to an operating loss of $8 million in the same period a year ago. In addition to the previously noted improvement in EBITDA, depreciation expense declined by $7 million as a result of the sale of two pulp mills in 2010. The Forest Products “other items” include a current period charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the Cranbrook, B.C., planer mill. In the prior year period, Forest Products “other items” had included a gain of $2 million for land sales. The Corporate “other items” absorbed a $12 million charge in the prior year period due to the write-off of notes receivable related to a balance of sale.

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales (1)	195	237	42

EBITDA	(11)	(20)	(9)
Depreciation and amortization	8	7	1
Other items	(2)	4	(6)
Operating loss	(17)	(31)	(14)

Shipments
SPF lumber (mmbf)	354	448	94

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	237	283	46
KD #2 & better delivered G.L.
(US $ per mbf)	318	367	49
KD stud delivered G.L.
(US $ per mbf)	310	312	2
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $20 million on sales of $237 million. This compares to negative EBITDA of $11 million on sales of $195 million in prior year period. Higher volumes of SPF lumber and by-products caused the majority of the $42 million sales increase. Demand for SPF lumber remained relatively weak with shipments equal to 56% of capacity, as compared to 44% in the year ago period. US $ reference prices for random lumber increased by approximately US $47 per mbf on average while the reference price for stud lumber was up US $2 per mbf. Currency partially offset the increase as the Canadian dollar averaged US $1.000, a 4.9% increase from US $0.953 in the prior year period. As a net result, the average selling price of SPF lumber increased by $9 per mbf, increasing EBITDA by $4 million. The current period absorbed higher costs. In the prior year period, the segment had benefited from a $10 million favourable adjustment to the carrying values of logs and lumber inventories compared to a favourable adjustment of $2 million in the current six-month period. As well, lumber export taxes increased by $2 million as the Company shipped more volume to the United States. The balance of the decline in EBITDA relates to the impact of shipping more volume at negative margins.

The Forest Products segment generated an operating loss of $31 million, as compared to an operating loss of $17 million in the prior year period. The previously noted deterioration in EBITDA generated the majority of decline in operating results. The segment’s current period results include a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, B.C. The prior year period included a $2 million gain related to land sales.

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	402	280	(122)
Sales - Chemicals	44	45	1
	446	325	(121)

EBITDA	50	63	13
Depreciation and amortization	15	9	6
Operating earnings	35	54	19

Shipments
Dissolving and specialty pulp (000's tonnes)	141	128	(13)
Chemical pulp (000's tonnes)	322	117	(205)
Internal (000's tonnes)	10	5	(5)
Total	473	250	(223)

Reference Prices
NBSK - delivered China (US $ per tonne)	720	847	127
NBSK - delivered U.S. (US $ per tonne)	850	968	118
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $63 million on sales of $325 million. This compares to EBITDA of $50 million on sales of $446 million in the year ago period. The $122 million decrease in sales was caused by significantly lower shipments of chemical pulp. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. During the March 2010 six-month period, these operations contributed $148 million to sales and generated EBITDA of $9 million. The two mills shipped 217,200 tonnes in the prior year period. During the most recent period, shipments were equal to 86% of capacity, as compared to 82% in the prior year. During the March 2011 period, the Company incurred 15,000 tonnes of maintenance downtime, compared to 18,200 tonnes of maintenance downtime in the year ago period. While US $ reference prices were up significantly, the current period pricing was impacted by a stronger Canadian dollar, which averaged US $1.000, a 4.9% increase from US $0.953 in the prior year period. The net price effect was an increase of $124 per tonne, increasing EBITDA by $31 million. Costs at the Tartas, France dissolving pulp mill increased by $6 million as a result of the planned annual maintenance shutdown combined with reduced productivity associated with an equipment failure that occurred after the shutdown.

The Dissolving and Chemical Pulp segment generated operating earnings of $54 million compared to operating earnings of $35 million in the comparable period of the prior year. The previously noted increase in EBITDA accounted for the majority of the improvement in operating earnings. The balance results from a $6 million reduction in depreciation expense resulting from the sale of the two pulp mills.

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

SEGMENT RESULTS – HIGH-YIELD PULP

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales (1)	156	209	53

EBITDA	13	8	(5)
Depreciation and amortization	5	5	-
Operating earnings	8	3	(5)

Shipments
External (000's tonnes)	232	333	101
Internal (000's tonnes)	29	28	(1)
Total	261	361	100

Reference Prices
BEK - delivered China (US $ per tonne)	655	744	89
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated EBITDA of $8 million on sales of $209 million. This compares to EBITDA of $13 million on sales of $156 million in the year ago period. The $53 million increase in sales was caused by significantly higher shipments, partially offset by lower prices. During the most recent period, shipments were equal to 90% of capacity, as compared to 65% in the prior year period. Pulp demand was up significantly. As a result, the Company incurred only 5,000 tonnes of maintenance downtime in the most recent six-month period. This compares to 67,200 tonnes of market related downtime and 5,000 tonnes of maintenance downtime in the comparable period a year ago. While US $ reference prices for bleached eucalyptus kraft (BEK) increased significantly, the US $ prices for high-yield pulp were relatively unchanged. The current period pricing was negatively impacted by a stronger Canadian dollar, which averaged US $1.000, a 4.9% versus US $0.953 in the comparable six-month period a year ago. The net price effect was a decrease of $33 per tonne, reducing EBITDA by $12 million. Costs decreased by $7 million, primarily as a result of “full” operations and the absence of market downtime.

The High-Yield Pulp segment generated operating earnings of $3 million compared to operating earnings of $8 million in the comparable period of the prior year. The previously noted decrease in EBITDA accounted for the reduction in operating results.

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

SEGMENT RESULTS – PAPER

	March	March
	2010	2011	Variance
Financial ($ millions)
Sales	156	170	14

EBITDA	(7)	13	20
Depreciation and amortization	2	2	-
Operating earnings (loss)	(9)	11	20

Shipments
Coated bleached Board (000's tonnes)	75	80	5
Newsprint (000's tonnes)	112	114	2
Total	187	194	7

Reference Prices
16 pt. Coated Bleached Board (US $ per short ton)	1,020	1,150	130
Newsprint - 48.8 gram East Coast (US $ per tonne)	529	640	111

The Paper segment generated EBITDA of $13 million on sales of $170 million. This compares to negative EBITDA of $7 million on sales of $156 million in the same period a year ago. The $14 million increase in sales results from higher newsprint prices and higher shipments. Continued strong demand for coated bleached board resulted in shipments to capacity of 88% versus 84% in the prior year period. During the most recent period, newsprint shipments were equal to 69% of capacity, as compared to 43% in the prior year period. As a result of the very weak demand for newsprint, the Company continued with significant production curtailments. The Company incurred 45,500 tonnes of market related downtime at the newsprint mill in the most recent period and 2,200 tonnes of maintenance downtime. In the prior year period, the Company had incurred 45,500 tonnes of market downtime and 4,400 tonnes of maintenance related downtime. A further 91,000 tonnes of production were lost due to the indefinite closure of the Pine Falls, Manitoba, newsprint mill. The facility was permanently closed in September 2010. The US $ reference price for coated bleached board increased by US $130 per short ton. The US $ reference price for newsprint increased by US $111 per tonne. Currency partially offset the increases as the Canadian dollar averaged US $1.000, a 4.9% increase from US $0.953 in the prior year period. The net price effect was an increase in EBITDA of $8 million. A portion of the improvement in EBITDA relates to the closure of the Pine Falls newsprint mill. The facility had negative EBITDA of $8 million in the prior year period. Manufacturing costs also declined by $5 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the calendar year.

The Paper segment generated operating earnings of $11 million compared to an operating loss of $9 million a year ago. The previously noted increase in EBITDA generated the improved operating results.

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

SEGMENT RESULTS – CORPORATE

	March	March
	2010	2011
Financial ($ millions)
General and administrative expenses	8	10
Share-based compensation	1	10
Other items	16	5
Operating expenses	25	25

The Company incurred $10 million of share-based compensation expense in the current six-month period compared to $1 million in the year ago period. The expense relates to two long-term incentive program maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accretion in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $10 million expense in the first six months of fiscal 2011 resulted from $3 million of accretion in the number of units and $7 million of share appreciation as the value of the Company’s common shares increased from $2.01 to $5.88 per share. In the comparable period a year ago, the $1 million expense was caused by share appreciation as the value of the Company’s common shares increased from $0.88 to $2.24 per share.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs include pension and healthcare benefits, legal costs, site security and custodial. These “legacy” costs totalled $5 million in the first six months of fiscal 2011 compared to $4 million in the comparable period a year ago. The prior year period also included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims.

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$	millions
		March	March
		2010	2011
Interest on long-term debt		14	16
Interest on short-term debt		2	-
Fees - new working capital facility		-	2
Foreign exchange items		9	3
Bank charges and other		1	1
		26	22

There were no significant interest variances. The major portion of the prior period interest on long-term debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year period and the current period, losses are generated. If the Canadian dollar weakens, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the six-month period ended March 2011, the Company recorded a gain of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $1.019. There was no gain or loss on the translation of euro-denominated debt as the value of the euro versus the Canadian dollar was relatively unchanged.

During the six-month period ended March 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US $0.974. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.377.

INCOME TAXES

During the six-month period ended March 2011, the Company recorded an income tax expense of $6 million on earnings before income taxes and non-controlling interest of $1 million. The income tax expense reflected a $6 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 27.8% . The current period absorbed a $5 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During the six-month period ended March 2010, the Company recorded an income tax expense of $1 million on a loss before income taxes and non-controlling interest of $7 million. This income tax expense reflected a $3 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 29.8% . The non-taxable gain on consolidation of foreign integrated subsidiaries reduced the income tax expense by $8 million. The non-recognition of period losses reduced the income tax recovery by $5 million. Other permanent differences reduced the income tax recovery by $5 million.

SIX MONTHS ENDED MARCH 2011 VS SIX MONTHS ENDED MARCH 2010

NET LOSS

The Company generated a net loss of $5 million or $0.05 per share for the six-month period ended March 26, 2011, compared to a net loss of $9 million or $0.09 per share for the six-month period ended March 27, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Six months ended		Six months ended
	March 27, 2010		March 26, 2011
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with GAAP	(9)	(0.09)	(5)	(0.05)
Specific items (after-tax):
Gain on translation of foreign debt	(23)	(0.23)	(10)	(0.10)
Write-down of notes receivable	10	0.10	-	-
Costs for permanently idled facilities	2	0.02	4	0.04
Taschereau sawmill closure charge	-	-	2	0.02
Cranbrook planer mill severance charge	-	-	1	0.01
Gain on sale of land	(1)	(0.01)	-	-
Net loss excluding specific items - not in accordance with GAAP	(21)	(0.21)	(8)	(0.08)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Jun 09	Sept 09	Dec 09	Mar 10	Jun 10	Sept 10	Dec 10	Mar 11
Sales	407	451	412	476	545	444	422	452
EBITDA	(42)	(9)	4	32	60	36	11	33
Operating earnings (loss)	(61)	(24)	(10)	2	56	15	(4)	16
Net earnings (loss)	(38)	(17)	(9)	-	59	2	(12)	7
Net earnings (loss) per share ($)	(0.38)	(0.17)	(0.09)	-	0.59	0.02	(0.12)	0.07

FINANCIAL POSITION

	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Net debt / total capitalization	42%	43%	27%	28%	29%	31%	-	-
EBITDA / interest on indebtedness (times)	0.5	4.5	9.3	4.9	1.4	4.5	-	-
Cash flow from (used by) operations before working capital changes ($ millions)	(6)	4	44	12	(10)	11	-	-
Net fixed asset additions ($ millions)	(6)	(5)	(6)	(8)	(8)	(6)	-	-
Free cash flow (negative) ($ millions)	(12)	(1)	38	4	(18)	5	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first six months of fiscal 2011 was $1 million, compared to negative $2 million from the same period a year ago as EBITDA was similar in both periods. In the first six months of fiscal 2011, non-cash working capital items used $38 million as compared to $27 million used in the prior year. After allowing for net fixed asset additions of $14 million, free cash flow in the first six months of fiscal 2011 was negative $13 million unchanged from the prior year comparable period.

Net Fixed Asset Additions

During the first six months fiscal 2011, net fixed asset additions totalled $14 million compared to $11 million in the prior year. The winter months are normally slower periods for capital expenditures and the amount should increase in the summer months. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has obtained approval for two projects that will utilize $20 million of the available credits. Other projects are currently under development and the Company anticipates that it will utilize the full $24 million within the program’s specified time limits.

FINANCIAL POSITION

Liquidity

At the end of March 2011, the Company had total cash (including cash held in trust) of $32 million plus unused operating lines of $168 million, for total liquidity of $200 million. At September 2010, the date of the last audited financial statements, the Company had net cash of $74 million and unused operating lines of $100 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March
	2010	2010	2011
Borrowing base	212	190	225
Less: availability reserve	(76)	(75)	(20)
Net availability	136	115	205

Outstanding letters of credit	(35)	(34)	(35)
Amount drawn	(1)	(3)	(2)
Unused amount	100	78	168

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million asset-based revolving working capital or ABL facility maturing in December 2011. The ABL was subject to a permanent availability reserve of $25 million. This amount was increased to $35 million if the Company’s trailing 12-month EBITDA fell below $80 million. The facility had a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred during the September 2010 quarter and which is discussed in the following section, the lenders of the revolving working capital facility sought and obtained an increase of US $50 million to the availability reserve. In March 2011, the Company entered into a new five-year $200 million ABL facility expiring in February 2016. The new ABL effectively replaced the previously noted $205 million ABL. The new ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month EBITDA falls below $60 million. There is also a variable reserve, which totalled $5 million at the end of the March 2011 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 and outside the U.S. in reliance on Regulation S under the Securities Act. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles. The net proceeds of the offering, together with cash on hand, were used to repay all outstanding indebtedness under the Company’s existing US $300 million term loan facility maturing in February 2012, including related fees, expenses and a 2% prepayment premium.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings.

CAPITAL STOCK INFORMATION

As at March 26, 2011, issued and outstanding capital stock consisted of 100,000,000 common shares (100,000,000 as at September 25, 2010) and 11,093,943 warrants (11,093,943 as at September 25, 2010).

The warrants are convertible into an equal amount of common shares and expire on February 29, 2012. They will automatically convert into new common shares if the 20-day volume weighted average trading price of the common shares reaches or exceeds $12 or immediately prior to any transaction that would constitute a change of control.

A total of 156,828 stock options are also issued and outstanding (161,123 as at September 25, 2010). In the first six months of fiscal 2011, 3,236 options expired and 1,059 options were forfeited.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONVERSION PROGRESS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS, in full and without modification, for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which in the case of the Company, represents interim and fiscal year-end periods beginning on or after September 25, 2011 (the “Changeover” date). In the Company’s reporting for those periods following the Changeover date, comparative data for equivalent periods in the previous fiscal year will be required, making September 26, 2010 the “Transition” date for the Company.

IFRS uses a conceptual framework similar to Canadian GAAP, but presents significant differences on certain recognition, measurement and disclosure principles. Further, the International Accounting Standards Board (IASB) will continue to issue new, or amend existing accounting standards during the conversion period, and as a result, the final impact on the Company’s consolidated financial statements of applying IFRS in full will only be entirely measurable once all applicable IFRS standards at the final Changeover date are known.

The Company’s transition to full implementation of IFRS consists of five phases:

  Preliminary Study Phase – This phase involves performing a high-level assessment to identify key areas of accounting differences and their impact (high, medium or low priority) that may arise from the transition to IFRS.
  Project Set-up Phase – This phase includes the identification of a project team and IFRS Steering Committee, the development of a detailed conversion plan, a change management plan, as well as other key conversion processes and tools.
  Component Evaluations and Issues Resolution Phase – In this phase, the Company completes a detailed assessment of all accounting differences, including those identified in the preliminary study phase, and their impact on the Company. It involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and impacts on drafting of financial statements under IFRS. The analysis and decisions made during this phase are included in IFRS Accounting Policy Choice Memos challenged and approved by the IFRS Steering Committee and External Auditors, which are then submitted to the Audit Committee.
  Conversion Phase – This phase includes execution of changes to information systems, business processes and accounting policies. It also involves the development of a communication and training program for the Company’s finance and other staff, as necessary.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
  Embedding Phase – The project will culminate in the collection of financial information necessary to compile IFRS- compliant financial statements, embedding IFRS in business processes, eliminating unnecessary data collection processes and submitting IFRS financial statements to the Audit Committee for approval. Implementation also involves further training of staff as revised systems begin to take effect.

To ensure adequate management of this process, the Company has established a project team and an IFRS Steering Committee, both of which are comprised of finance and accounting senior management as well as representatives from various areas of the organization, as deemed appropriate. Progress reporting to the Audit Committee on the status of the IFRS implementation project has been instituted. The Company completed the Preliminary Study Phase in July 2008, the Project Set-up Phase in January 2009, the Component Evaluations and Issues Resolution Phase in September 2009 and the Conversion Phase in September 2010. The IFRS team is currently focusing on the Embedding Phase.

POTENTIAL IMPACT OF IMPLEMENTATION ON THE COMPANY

The comparisons of IFRS with Canadian GAAP, which are currently reflected in the Company’s accounting policies, have helped identify a number of areas of differences.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards effective September 2012. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Following a detailed analysis of the various accounting policy choices available under IFRS, the Company has selected the policies that it expects to apply in preparing IFRS financial statements.

The following are selected key areas of accounting differences where changes in accounting policies in conversion to IFRS may impact the Company’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences the Company currently believes to be most significant. Standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements in future years. The areas of differences highlighted below are based on existing Canadian GAAP and IFRS effective at March 26, 2011. At this stage, the Company is not able to reliably quantify the full impact of these and other differences on the Company’s consolidated financial statements.

Fresh Start Accounting

IFRS does not provide specific guidance on the accounting by entities subject to a financial reorganization. Instead, usual requirements of IFRS apply. In particular, fresh start accounting is not permitted in such circumstances. In order to mitigate the impact of this accounting difference, IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value. The Company has selected this accounting policy choice and therefore, the difference between Canadian GAAP and IFRS regarding fresh start accounting is not expected to impact the accounting measurement of the assets and liabilities that were revalued on February 29, 2008.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Foreign Exchange Translation

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an operation to determine its functional currency in accordance with the standard and translate all foreign currency items into its functional currency. Upon consolidation, the Company translates all assets and liabilities of consolidated operations with a functional currency that is different than the presentation currency at the closing rate at the date of that balance sheet. Canadian GAAP, on the other hand, requires a company to classify each foreign operation as integrated or self-sustaining operations. The translation of the assets and liabilities of foreign operations to the Company’s presentation currency will impact the accounting measurement of the non-financial assets and liabilities of the Company’s foreign operations as well as the gain or loss resulting from the translations.

Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some provisions or contingent liabilities, which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low-end of the range), and the requirement under IFRS for provisions to be discounted where material. At this point, management has not identified provisions or contingent liabilities that would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.

Actuarial Gains and Losses

IAS 19, Employee Benefits, permits an entity to recognize actuarial gains and losses in profit or loss, or alternatively immediately in other comprehensive income. Under Canadian GAAP, the Company recognized actuarial gains and losses in profit or loss using the corridor approach where an entity recognizes amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeded 10 percent of the greater of: (a) the accrued benefit obligation at the beginning of the year; and (b) the fair value, or market-related value, of the plan assets at the beginning of the year. The Company has selected a policy to recognize the actuarial gains and losses immediately in other comprehensive income which will result in significant differences in other long-term liabilities and operating income or loss.

Biological Assets

IAS 41 – Agriculture specifically addresses biological assets. The timber component of the Company's private timberlands (freeholds) will qualify as a biological asset under the scope of IAS 41. This timber will be recorded at fair value less cost to sell and shown as a separate line item on the Company's balance sheet. The fair value of biological assets for the Company will be measured by discounting expected cash flows from the sale of standing timber at a current market determined rate. This value will include not only the harvest value, but would also include a value for potential future growth. All gains and losses from changes in fair value are recognized in profit and loss. The agricultural produce (logs) from the biological asset are measured at fair value less costs to sell, which becomes the deemed cost for the purpose of subsequent accounting under the IAS 2, Inventories standard. The magnitude of the fair value of biological assets is currently being evaluated.

The Company will continue to review all proposed and ongoing projects of the IASB and assess their impact on its conversion process.

Entity-specific Internal Control over Financial Reporting and Disclosure Controls and Procedures Disclosure

Management has made the appropriate changes to ensure the integrity of internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). The changes address accounting policies required for first-time adoption as well as ongoing IFRS reporting.

At this point, management has not identified any significant changes to ICFR or DC&P. They will evaluate the effectiveness of any changes in the design during fiscal 2011 to prepare for certification under IFRS in 2012.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Entity-specific Financial Reporting Expertise Disclosure

The Company has identified the resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. Training of finance and other staff has been completed.

The IFRS Conversion Project Manager meets with the Audit Committee quarterly and informs the Committee on specifics of the project as well as developments in IFRS. The Committee members follow the progress very closely and have been informed of the timeline for implementation, expected impacts of different accounting policies as well as costs of conversion.

Entity-specific Business Activities Disclosure

The Company is party to many contracts with suppliers and customers. Following a detailed review of all contracts, it is not expected that the conversion to IFRS will have a significant impact on any of these contracts. The Company has no significant contracts which include financial covenants.

As previously mentioned, IAS 21, The Effects of Changes in Foreign Exchange Rates, will have an impact on the translation of the Company’s foreign operations to the presentation currency. Under Canadian GAAP, certain foreign operations situated in Europe and the U.S. were considered to be fully integrated entities with the Canadian dollar as their functional currency. Under IFRS, the Company has determined that these foreign operations’ functional currency is the euro or the US dollar. The change in functional currency will have an impact on the consolidated balance sheet and statement of operations.

Entity-specific Information Technology and Data Systems Disclosure

The Company completed a detailed assessment of its IT systems and has determined that the current systems will be adequate for proper reporting under IFRS. The systems allow the Company to track and report on all financial information required under current Canadian GAAP (required from now until September 24, 2011), under IFRS (required as at September 25, 2011) and for the compilation of a comparative year of financial information beginning September 26, 2010.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended March 26, 2011, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

As anticipated, the March 2011 quarterly results were a significant improvement over the prior quarter. The relative strength of the Canadian dollar versus the US dollar, which averaged above US $1.01, was the only significant negative item. The $25 million EBITDA increase in the Dissolving and Chemical Pulp segment was essentially as per forecast. With the major annual maintenance expenses completed in the prior quarter and anticipated favourable markets and prices, several strong quarters are expected. Forest Products benefited from higher US $ reference prices, but the seasonal improvement was not as strong as in prior years. As well, stud lumber prices and wider width grades continued to lag the 2x4 random lumber benchmark prices. Results for the segment will remain below acceptable levels until U.S. housing starts recover. The decline in High-Yield Pulp performance was predictable as this market is seeing more challenging conditions than softwood kraft pulp or eucalyptus pulp. A recent large capacity addition has impacted pricing, but it is expected to be absorbed into the market over the next few quarters. Once this occurs, the gap between high-yield pulp pricing and other paper pulps should narrow. The improvement in Paper segment results was largely cost driven. The Company had commented publicly in the past regarding the more competitive industrial electricity rates being implemented in the province of Ontario and the positive impact on the Kapuskasing, Ontario, newsprint operation. While coated bleached board markets are strong, conditions for newsprint will remain challenging. The corporate expenses included a charge of $6 million for share-based compensation, as the value of the Company’s common shares continued to appreciate during the quarter.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2010				Fiscal 2011
		Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	-	-
Book value per share ($)		3.04	3.04	3.62	3.65	3.53	3.60	-	-
Foreign exchange:
1 C $ = US $	- average	0.945	0.960	0.973	0.962	0.986	1.014	-	-
	- period end	0.953	0.974	0.965	0.975	0.994	1.019	-	-
1 euro = US $	- average	1.478	1.385	1.273	1.287	1.359	1.367	-	-
	- period end	1.435	1.342	1.239	1.349	1.312	1.408	-	-
1 euro = C $	- average	1.564	1.442	1.308	1.338	1.378	1.348	-	-
	- period end	1.507	1.377	1.283	1.384	1.320	1.382	-	-

SUBSEQUENT EVENTS

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash. As a result of the sale, the Company will record a gain of $3 million in its June 2011 quarterly financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company will record a gain of $9 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 quarterly financial results.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of EBITDA:

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Operating earnings (loss)	(10)	3	56	15	(4)	16	-	-
Depreciation and amortization	15	15	14	12	12	11	-	-
Other items	(1)	14	(10)	9	3	6	-	-
EBITDA	4	32	60	36	11	33	-	-

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net Debt refers to debt less cash, cash equivalents, and cash held in trust.

Total Capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net Debt to Total Capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Long-term debt	364	359	333	271	263	258	-	-
Unamortized financing costs	-	-	-	13	13	13	-	-
Current portion of long-term debt	19	19	16	17	17	17	-	-
Operating bank loans / Bank indebtedness	108	88	-	1	3	5	-	-
Less: total cash	(80)	(43)	(125)	(74)	(61)	(32)	-	-
Net debt	411	423	224	228	235	261	-	-
Other long-term liabilities and credits	255	248	232	209	209	208	-	-
Shareholders' equity	304	304	363	365	353	360	-	-
Total capitalization	970	975	819	802	797	829	-	-

Net debt to total capitalization ratio	42%	43%	27%	28%	29%	31%	-	-